UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND

(d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 4)*

Liquidia Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

53635D202

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53635D202	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Paul B. Manning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,664,408[1]
	6	SHARED VOTING POWER 1,014,724[2]
	7	SOLE DISPOSITIVE POWER 5,664,408[1]
	8	SHARED DISPOSITIVE POWER 1,014,724[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,679,132[1,2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%[3]
12	TYPE OF REPORTING PERSON* IN

[1]	Consists of: (i) 3,131,794 shares of the Issuer’s common stock held by Paul and Diane Manning, JTWROS, (ii) 435,674 shares of the Issuer’s common stock held by PBM Capital Finance, LLC, (iii) 2,000,000 shares of the Issuer’s common stock held by The PBM 2024 Grantor Retained Annuity Trust and (iv) 96,940 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2024.

[2]	Consists of: (i) 198,413 shares of the Issuer’s common stock held by PD Joint Holdings, LLC Series 2016-A and (ii) 816,311 shares of the Issuer’s common stock held by BKB Growth Investments, LLC.

[3]	This percentage is calculated based upon 83,998,817 outstanding shares of Common Stock of the Issuer as of September 12, 2024, as reported in the Issuer’s Prospectus Supplement dated September 11, 2024 with respect to a public offering of the Issuer’s securities filed with the Securities and Exchange Commission on September 11, 2024.

CUSIP No. 53635D202	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PD Joint Holdings, LLC, Series 2016-A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 198,413
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 198,413
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,413
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%[4]
12	TYPE OF REPORTING PERSON* OO

[4]	This percentage is calculated based upon 83,998,817 outstanding shares of Common Stock of the Issuer as of September 12, 2024, as reported in the Issuer’s Prospectus Supplement dated September 11, 2024 with respect to a public offering of the Issuer’s securities filed with the Securities and Exchange Commission on September 11, 2024.

CUSIP No. 53635D202	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BKB Growth Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 816,311
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 816,311
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 816,311
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%[5]
12	TYPE OF REPORTING PERSON* OO

[5]	This percentage is calculated based upon 83,998,817 outstanding shares of Common Stock of the Issuer as of September 12, 2024, as reported in the Issuer’s Prospectus Supplement dated September 11, 2024 with respect to a public offering of the Issuer’s securities filed with the Securities and Exchange Commission on September 11, 2024.

CUSIP No. 53635D202	13G	Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer

Liquidia Corporation

(b)	Address of Issuer’s Principal Executive Offices

419 Davis Drive, Suite 100
Morrisville, North Carolina 27560

Item 2.

(a)	Name of Person Filing

Paul B. Manning
PD Joint Holdings, LLC, Series 2016-A
BKB Growth Investments, LLC

(b)	Address of Principal Business Office or, if none, Residence

c/o PBM Capital Group, LLC
200 Garrett Street, Suite S
Charlottesville, VA 22902

(c)	Citizenship

Paul B. Manning is a United States Citizen.
PD Joint Holdings, LLC, Series 2016-A is a Delaware limited liability company
BKB Growth Investments, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

53635D202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 53635D202	13G	Page 6 of 7 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See responses to Item 9 on the attached cover pages.
(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote – See the responses to Item 5 on the attached cover pages.
	(ii)	Shared power to vote or to direct the vote – See the responses to Item 6 on the attached cover pages.
	(iii)	Sole power to dispose or to direct the disposition of – See the responses to Item 7 on the attached cover pages.
	(iv)	Shared power to dispose or to direct the disposition of – See the responses to Item 8 on the attached cover pages.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

CUSIP No. 53635D202	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2024

/s/ Paul B. Manning
Paul B. Manning

PD Joint Holdings, LLC, Series 2016-A

By Tiger Lily Capital, LLC, its manager

	By:	/s/ Paul B. Manning
	Name:	Paul B. Manning
	Title:	Manager

	By:	/s/ Bradford Manning
	Name:	Bradford Manning
	Title:	Manager

BKB Growth Investments, LLC

By Tiger Lily Capital, LLC, its manager

	By:	/s/ Paul B. Manning
	Name:	Paul B. Manning
	Title:	Manager

	By:	/s/ Bradford Manning
	Name:	Bradford Manning
	Title:	Manager